SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 08 June 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

June 8, 2017

BT audit tender outcome

BT today announced that, following conclusion of the formal audit tender process led by the Company's Audit & Risk Committee, the BT Board has approved the proposed appointment of KPMG as auditor.

Following completion of the audit of the BT accounts for the 2017/18 financial year by PwC, KPMG will be appointed as auditor subject to approval by shareholders at the Annual General Meeting in 2018.

BT, KPMG and PwC will commence transition planning immediately to ensure a smooth and effective migration during 2017/18.

-Ends-

Enquiries

Press office:
Dan Thomas                                                                           Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith                                                              Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 08 June 2017